Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund April 2015 Update
May 20, 2015

Supplement dated May 20, 2015 to Prospectus dated April 24, 2015
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-4.0%	-1.2%	$15.2M	$1,232.56
B	-4.1%	-1.4%	$154.0M	$1,024.21
Legacy 1	-3.8%	-0.5%	$2.6M	$930.28
Legacy 2	-3.8%	-0.6%	$0.8M	$914.74
Global 1	-3.8%	-0.4%	$18.9M	$909.50
Global 2	-3.8%	-0.5%	$5.7M	$894.59
Global 3	-4.0%	-1.0%	$82.6M	$804.34
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar fell as weaker-than-expected U.S. growth data fueled speculation the Federal Reserve may further delay raising interest rates.  The euro strengthened sharply on a favorable economic outlook for the Eurozone and on renewed optimism Greece would be able to renegotiate their debt obligations.

Energy:  Crude oil markets rallied over 25% and reached a new high for 2015 as both U.S. inventories and active U.S. drilling rigs declined.  Continued violence between Saudi Arabia and Yemen contributed to the price increases.  Natural gas markets rose following forecasts for abnormally warm temperatures in May.

Equities:  Asian equity markets moved sharply higher in anticipation China’s new quantitative easing efforts would bolster growth in the region.  U.S. equity markets rallied on strong corporate earnings and hopes for a continuation of the Federal Reserve's ongoing, accommodative economic policy.

Fixed Income:  Global fixed-income markets declined as better-than-expected data from the Eurozone and an expansion of China's quantitative easing initiatives reduced demand for safe-haven assets.  U.S. Treasury prices declined as investors liquidated holdings due to uncertainty about potential shifts in monetary policy by the Federal Reserve.

Grains/Foods:  Wheat markets fell to a 5-year low due to a combination of favorable weather in the Midwest and weaker-than-expected export data.  Soybean prices rose as protests involving Brazilian truckers spurred supply concerns.

Metals:  Precious metals markets finished lower due to weak demand and on speculation the U.S. Federal Reserve may raise interest rates in the 3rd quarter.  Prices for industrial metals generally increased after the Chinese government decided to lower capital reserve requirements and, in turn, supported industrial demand forecasts.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$2,043,129	$23,735,364
Change In Unrealized Income (Loss)	-12,627,235	-17,500,347
Brokerage Commission	-108,620	-464,047
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-256,701	-1,033,393
Change in Accrued Commission	9,217	-6,982
Net Trading Income (Loss)	-10,940,210	4,730,595

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$92,800	$336,465
Interest, Other	28,789	134,857
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-10,818,621	5,201,917

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-298,369	2,556,391
Operating Expenses	59,351	250,737
Organization and Offering Expenses	68,673	290,311
Brokerage Expenses	1,220,079	5,178,927
Dividend Expenses	0	0
Total Expenses	1,049,734	8,276,366

Net Income (Loss)	-$11,868,355	-$3,074,449

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$294,948,120	$298,529,189
Additions	497,000	1,147,653
Net Income (Loss)	-11,868,355	-3,074,449
Redemptions	-3,725,356	-16,750,984
Balance at April 30, 2015	$279,851,409	$279,851,409

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,232.559	12,335.55967	$15,204,302	-4.01%	-1.20%
B	$1,024.213	150,377.98008	$154,019,019	-4.07%	-1.41%
Legacy 1	$930.278	2,780.65371	$2,586,781	-3.81%	-0.52%
Legacy 2	$914.742	868.21386	$794,192	-3.83%	-0.60%
Global 1	$909.498	20,758.42862	$18,879,747	-3.84%	-0.41%
Global 2	$894.590	6,399.40135	$5,724,842	-3.83%	-0.46%
Global 3	$804.338	102,746.01435	$82,642,525	-3.99%	-1.00%

To the best of my knowledge and belief the information contained herein is accurate and complete.

_________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership